UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 5UH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Departure of Chief Operating Officer; Appointment of Acting Chief Scientific Officer

Following a review of its operating model, Virax Biolabs Group Limited (the “Company”) is implementing a restructuring of its senior management structure designed to streamline the organization and reduce operating expenditure whilst simultaneously prioritizing ViraxImmune development. As part of this restructuring, the Company has decided to eliminate the standalone role of Chief Operating Officer (“COO”).

In connection with the restructuring, the Company informed Dr. Nigel McCracken, the Company’s COO, that his position has been made redundant. Dr. McCracken commenced paid garden leave on October 5, 2026, and his employment with the Company will terminate effective December 23, 2026. Dr. McCracken will continue to serve as a director of the Board of Directors of the Company.

In connection with his departure, Dr. McCracken will receive (i) a statutory redundancy payment of £3,379.50 and (ii) a payment in lieu of the balance of his three-month contractual notice period, in accordance with applicable U.K. law and the terms of his employment agreement.

On October 5, 2026, the Board appointed Clement Monteil as Acting Chief Scientific Officer for an initial term of six months, effective immediately.

Dr. Clement Monteil, has served as the Company's Head of Research and Development since 2022, where he oversees research and development, quality and manufacturing operations. Prior to joining the Company, from 2015 to 2022, Dr. Monteil served as a Senior Scientist and subsequently as Technical Manager at LumiraDx Ltd, a point-of-care diagnostics company, where he led the new technology development team, and from 2013 to 2015 he was a Postdoctoral Scientist at University College Dublin. Dr. Monteil holds a Ph.D. in Chemistry from the University of Caen-Normandie and an M.Sc. in Organic Chemistry from Aix-Marseille University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	October 9, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer